3/11/03

03014658

SECUR ... MMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-10938

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dupree & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 South Mill Street
(No. and Street)

RECEIVED MAR 10 2003

Lexington	Kentucky	40507
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William T. Griggs, II — (859) 254-7741
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marr, Miller & Myers, PSC
(Name — *if individual, state last, first, middle name*)

P.O. Box 663	Corbin	Kentucky	40702
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 21 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William T. Griggs, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dupree & Company, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Expires 8/15/06

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DUPREE & COMPANY, INC.
Lexington, Kentucky

REPORT TO THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002 and 2001

CONTENTS

Marr, Miller & Myers, PSC
Certified Public Accountants
(606) 528-2454 (FAX 528-1770)
P.O. Box 663
Corbin, Kentucky 40702

INDEPENDENT AUDITOR'S REPORT

January 16, 2003

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

We have audited the accompanying statements of financial condition of Dupree & Company, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dupree & Company, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Marr, Miller & Myers, PSC

Certified Public Accountants

DUPREE & COMPANY, INC.
Lexington, Kentucky

STATEMENTS OF FINANCIAL CONDITION
December 31,

ASSETS

	2002	2001
Cash, interest bearing	$ 197,579	$ 279,583
Cash, segregated in compliance with federal and other regulations (Note 2)	500	500
Interest receivable	259	342
Receivable – other	398,123	326,821
Trading securities, at market (Note 3)	69,347	63,757
Prepaid expenses	690	2,757
Property and equipment, net of accumulated depreciation (Note 4)	95,833	116,600
TOTAL ASSETS	$ 762,331	$ 790,360

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Accounts payable and accrued expenses	$ 24,991	$ 31,367
COMMITMENTS AND CONTINGENCIES (Notes 7, 9, and 10)		
Common stock, $100 par value, 5,100 shares authorized, 680 shares issued and outstanding	68,000	68,000
Additional paid-in capital	4,406	4,406
Retained earnings	664,934	686,587
Total stockholders' equity	737,340	758,993
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 762,331	$ 790,360

The accompanying notes are an integral part of these financial statements.

DUPREE & COMPANY, INC.
Lexington, Kentucky

STATEMENTS OF INCOME
Years Ended December 31,

	2002	2001
REVENUES		
Fiscal agency fees	$ 83,911	$ 126,757
Investment advisory and transfer agent fees (Notes 6 and 9)	4,115,006	3,483,367
Interest	3,825	5,870
Net gain (loss) on sale of trading securities	2,504	1,317
Other income	13,662	10,996
Total revenues	4,218,908	3,628,307
EXPENSES		
Salaries	1,896,067	1,699,491
Fiscal agency expenses	12,138	19,032
Bank service charges	15,870	14,726
Rent (Note 7)	113,948	102,475
Insurance	106,189	110,704
Taxes and licenses	126,590	148,858
Advertising (Note 8)	34,482	69,964
Office supplies and expenses	25,816	19,421
Postage and shipping	49,630	48,018
Telephone	16,073	19,694
Dues and subscriptions	31,848	36,656
Travel and entertainment	10,472	15,545
Professional fees	14,489	15,546
Maintenance and repairs	59,874	64,303
Depreciation	46,267	47,350
Shareholder maintenance and dealer agreements	200,285	139,499
Total expenses	2,760,038	2,571,282
Net income	$ 1,458,870	$ 1,057,025

The accompanying notes are an integral part of these financial statements.

DUPREE & COMPANY, INC.
Lexington, Kentucky

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balances at January 1, 2001	$ 68,000	$ 4,406	$ 522,977
For the year ended December 31, 2001:			
Net income	-	-	1,057,025
Dividend distributions	-	-	(893,415)
Balances at December 31, 2001	68,000	4,406	686,587
For the year ended December 31, 2002:			
Net income	-	-	1,458,870
Dividend distributions	-	-	(1,480,523)
Balances at December 31, 2002	$ 68,000	$ 4,406	$ 664,934

The accompanying notes are an integral part of these financial statements.

DUPREE & COMPANY, INC.
Lexington, Kentucky

STATEMENTS OF CASH FLOWS
Years Ended December 31,

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,458,870	$ 1,057,025
(Gain) loss on sale of securities	(2,504)	(1,317)
Non-cash (income) expenses included in net income:		
Depreciation	46,267	47,350
Changes in assets and liabilities:		
(Increase) decrease in interest receivable	83	209
(Increase) decrease in receivable – other	(71,302)	(45,751)
(Increase) decrease in prepaid expenses	2,067	(53)
Increase (decrease) in accounts payable and accrued expenses	(6,376)	5,018
Net cash provided by (used in) operating activities	1,427,105	1,062,481
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend distributions	(1,480,523)	(893,415)
Net cash provided by (used in) financing activities	(1,480,523)	(893,415)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(25,500)	(1,188)
Purchase of trading securities	(1,002,421)	(988,832)
Redemption of trading securities	999,335	994,857
Net cash provided by (used in) investing activities	(28,586)	4,837
Net increase (decrease) in cash and segregated cash	(82,004)	173,903
CASH AND SEGREGATED CASH		
Beginning	280,083	106,180
Ending	$ 198,079	$ 280,083
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash payments for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

DUPREE & COMPANY, INC.
Lexington, Kentucky

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that affect the significant elements of the financial statements of Dupree & Company, Inc. are summarized below:

NATURE OF OPERATIONS: Dupree & Company, Inc., a Kentucky Corporation, was organized in 1962 for the purpose of being a securities broker. The Company is now principally engaged in investment advisory and transfer agent services for Dupree Mutual Funds.

USE OF ESTIMATES: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Accordingly, actual results could differ from these estimates.

BASIS OF ACCOUNTING - SECURITY TRANSACTIONS: Securities transactions are recorded on a settlement date basis, generally the fifth business day following the transaction date. Fiscal agency fees are recorded at the time the transaction is completed.

ACCOUNTS RECEIVABLE: Accounts receivable are written off as bad debts in the year they are determined to be uncollectible.

PROPERTY AND EQUIPMENT: Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided using both the straight-line and accelerated methods over the estimated lives of the assets.

TRADING SECURITIES: The trading securities category includes both debt securities and equity securities with readily determinable fair values. They are measured at fair value in the statements of financial condition. Trading securities are bought and held primarily for purposes of selling them in the near term, reflect active and frequent buying and selling, and are generally used with the objective of generating profits on short-term differences in price.

CASH AND SEGREGATED CASH: For the purpose of presentation in the statements of cash flows, cash and segregated cash are defined as those amounts included in the balance sheet caption.

INCOME TAX: The Company has elected to be taxed as a Subchapter S Corporation. All income will flow to the shareholders based on their percentage of ownership.

COMPREHENSIVE INCOME: There were no items of other comprehensive income at December 31, 2002 and 2001. Thus, net income is equal to comprehensive income for each of those years.

ACCRUED COMPENSATED ABSENCES: Employees are required to use all their sick days, vacation days and personal days during the year. The days are not carried over to the next business year.

DUPREE & COMPANY, INC.
Lexington, Kentucky

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002

NOTE 2 - SEGREGATED CASH

Cash of $500 on December 31, 2002 and 2001, respectively, has been established for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3 – TRADING SECURITIES

Trading securities at December 31 consist of the following:

	2002		2001	
	Market	Cost	Market	Cost
Alabama Tax-Free Income Series – 5,018.876 shares (5,464.024 shares at 2001)	$ 58,305	$ 57,854	$ 60,323	$ 59,661
Mississippi Tax-Free Income Series – 929.528 shares (316.519 shares at 2001)	11,042	10,569	3,434	3,418
Total	$ 69,347	$ 68,423	$ 63,757	$ 63,079

NOTE 4 - PROPERTY AND EQUIPMENT

The following is a summary of property and equipment by classification:

	2002	2001
Office furniture and equipment	$ 538,938	$ 513,438
Leasehold improvements	22,560	22,560
	561,498	535,998
Less accumulated depreciation	465,665	419,398
Net property and equipment	$ 95,833	$ 116,600

NOTE 5 - NET CAPITAL AND NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2001, the Company had net capital as defined by Rule 15c3-1 of $618,943, which was $518,943 in excess of its required net capital of $100,000. The Company's net capital ratio was .0507 to 1.

At December 31, 2002, the Company had net capital as defined by Rule 15c3-1 of $611,561, which was $511,561 in excess of its required net capital of $100,000. The Company's net capital ratio was .0409 to 1.

NOTE 6 - INVESTMENT ADVISORY AND TRANSFER AGENT FEES

Dupree & Company, Inc., serves as the investment advisor and transfer agent pursuant to an Investment Advisory Agreement (the "Agreement"), dated October 31, 2002, for the Dupree Mutual Funds Income Series, a no load, mutual fund. The Agreement will continue in effect until October 31, 2003, and thereafter for annual periods, if renewed.

Dupree & Company, Inc. also serves as the investment advisor to the Dupree Mutual Funds Short-to-Medium Series pursuant to an Investment Advisory Agreement dated October 31, 2002. It remains in effect until October 31, 2003, and thereafter for annual periods, if renewed.

On October 31, 2002, Dupree & Company, Inc. renewed their investment advisory agreement with Dupree Mutual Funds Intermediate Government Bond Series. It remains in effect until October 31, 2003, and thereafter for annual periods, if renewed.

On October 31, 2002, Dupree & Company, Inc. renewed their investment advisory agreement with Dupree Mutual Funds Tennessee Tax-Free Income Series and Tennessee Short-To-Medium Series. It remains in effect until October 31, 2003, and thereafter for annual periods, if renewed.

On October 31, 2002, Dupree & Company, Inc. renewed their investment advisory agreement with Dupree Mutual Funds North Carolina Tax-Free Income Series and North Carolina Short-to-Medium Series. It remains in effect until October 31, 2003, and thereafter for annual periods, if renewed.

On November 1, 2002, Dupree & Company, Inc. entered into an investment advisory agreement with Dupree Mutual Funds Alabama Tax-Free Income Series and Alabama Short-to-Medium Series. It remains in effect until October 31, 2003 and thereafter for annual periods, if renewed.

On November 1, 2002, Dupree & Company, Inc. entered into an investment advisory agreement with Dupree Mutual Funds Mississippi Tax-Free Income Series and Mississippi Short-to-Medium Series. It remains in effect until October 31, 2003 and thereafter for annual periods, if renewed.

Subject to the direction of the Trustees, Dupree & Company, Inc. is to provide Dupree Mutual Funds with investment supervisory services, office space and facilities, sales and promotional expenses and corporate administration. As compensation for all services rendered, facilities furnished and expenses paid or assumed, Dupree & Company, Inc. is to receive a fee at the annual rate of .50% (.20% for the Intermediate Government Bond Series) of the average daily net asset value up to $100,000,000 in assets, .45% (.20% for the Intermediate Government Bond Series) of the average daily net asset value from $100,000,001 to $150,000,000, .40% (.20% for the Intermediate Government Bond Series) of the average daily net asset value from $150,000,001 to $500,000,000 and .35% (.20% for the Intermediate Government Bond Series) of the average daily net assets value over $500,000,000. Dupree & Company, Inc. has agreed to forego part or all of its fee in order to maintain the expenses of the Funds at or below .75% (.45% for the Intermediate Government Bond Series) of average net asset value. For the years ended December 31, 2002 and 2001, Dupree waived its rights to $154,803 and $173,435, respectively, in investment advisory and transfer agent fees.

NOTE 6 - INVESTMENT ADVISORY AND TRANSFER AGENT FEES (CONTINUED)

Dupree & Company, Inc. also serves as the transfer agent and dividend-disbursing agent for Dupree Mutual Funds pursuant to an agreement renewed October 31, 2002. The agreement may be terminated by either party by giving ninety days written notice. The fee for this service is calculated daily at a rate of 1/365 of .15% on the first $20,000,000 of net assets and 1/365 of .12% of the net assets over $20,000,000. Additionally, Dupree Mutual Funds reimburses Dupree & Company, Inc. for out-of-pocket expenses incurred on behalf of the Fund. The expenses include, but are not necessarily limited to, postage, insurance, telephone charges and cost of forms.

NOTE 7 - COMMITMENTS

Rental Obligations: The Company leases its present office space under a non-cancelable lease, which expires October 31, 2008.

The aggregate annual rentals for this office space are approximately as follows:

Years	Amount
2003	$ 102,239
2004	86,510
2005	86,510
2006	86,510
2007	86,510
Later	72,089
	$ 520,368

Rental expense charged to operations for 2002 and 2001 was $113,948 and $102,475, respectively.

NOTE 8 – ADVERTISING COSTS

Advertising costs are expensed as incurred. During 2002 and 2001, the amount expensed was $34,482 and $69,964, respectively.

DUPREE & COMPANY, INC.
Lexington, Kentucky

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002

NOTE 9 - MAJOR CUSTOMERS

Dupree & Company, Inc. derives a major portion of its revenue from one customer. During 2002 and 2001, revenues from that customer aggregated $4,029,322 and $3,397,309, respectively. At December 31, 2002 and 2001, amounts due from that customer included in receivable - other were $368,035 and $310,933, respectively.

NOTE 10 - CONCENTRATIONS OF CREDIT RISK

At December 31, 2002, the amounts of cash on deposit with any one financial institution exceeded the $100,000 FDIC insured limit by $122,084.

NOTE 11 - PENSION PLAN

Dupree & Company, Inc. adopted a 401(K) plan for all eligible employees effective September 1, 1996. The plan specifies that the employees can make a contribution of up to 25% of their compensation to a maximum contribution of $11,000 in 2002 and $10,500 in 2001. Dupree & Company, Inc. does not match any employee contribution.

NOTE 12 - EMPLOYMENT AGREEMENT

The Company has entered into an employment agreement with one of its employees effective January 1999. Dupree & Company, Inc. agrees to continue employment of this employee as a consultant after his retirement, which became effective November 2001. The compensation for these services has been set at $30,000 a year. At the employee's death, all payments shall cease under this agreement.

Marr, Miller & Myers, PSC
Certified Public Accountants
(606) 528-2454 (FAX 528-1770)
P.O. Box 663
Corbin, Kentucky 40702

SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE 17a-5

January 16, 2003

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marr, Miller & Myers, PSC
Certified Public Accountants

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part II Special Request** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic (X) Alternate ( ) [0011]

Name of Broker Dealer: DUPREE & COMPANY, INC. [0013]

SEC File Number: 8- 10938 [0014]

Address of Principal Place of Business: 125 SOUTH MILL STREET [0020]

LEXINGTON [0021] KY [0022] 40507-1683 [0023]

Firm ID: 61-0597886 [0015]

For Period Beginning 1-1-2002 [0024] And Ending 12-31-2002 [0025]

Name and telephone number of person to contact in regard to this report:

Name: WILLIAM T GRIGGS II PRESIDENT [0030] Phone: (859)254-7741 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (X) [0041]

Check here if respondent is filing an audited report [X] [0042]

ASSETS

Consolidated ◯ [0198] Unconsolidated ⊗ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	147,579 [0200]		147,579 [0750]
2.	Cash segregated in compliance with federal and other regulations	500 [0210]		500 [0760]
3.	Receivable from brokers or dealers and clearing organizations:			
	A. Failed to deliver:			
	1. Includable in "Formula for Reserve Requirements"	[0220]		
	2. Other	[0230]		[0770]
	B. Securities borrowed:			
	1. Includable in "Formula for Reserve Requirements"	[0240]		
	2. Other	[0250]		[0780]
	C. Omnibus accounts:			
	1. Includable in "Formula for Reserve Requirements"	[0260]		
	2. Other	[0270]		[0790]
	D. Clearing Organizations:			
	1. Includable in "Formula for Reserve Requirements"	[0280]		
	2. Other	[0290]		[0800]
	E. Other	[0300]	[0550]	[0810]
4.	Receivables from customers:			
	A. Securities accounts:			
	1. Cash and fully secured accounts:	[0310]		
	2. Partly secured accounts	[0320]	[0560]	
	3. Unsecured accounts		[0570]	
	B. Commodity accounts	[0330]	[0580]	
	C. Allowance for doubtful accounts	[0335]	[0590]	[0820]

5.	Receivables from non-customers:			
	A. Cash and fully secured accounts	[0340]		
	B. Partly secured and unsecured accounts	[0350]	[0600]	[0830]
6.	Securities purchased under agreements to resell	[0360]	[0605]	[0840]
7.	Securities and spot commodities owned, at market value:			
	A. Bankers acceptances, certificates of deposit and commercial paper	50,000 [0370]		
	B. U.S. and Canadian Government obligations	[0380]		
	C. State and municipal government obligations	[0390]		
	D. Corporate obligations	[0400]		
	E. Stocks and warrants	[0410]		
	F. Options	[0420]		
	G. Arbitrage	[0422]		
	H. Other securities	69,347 [0424]		
	I. Spot commodities	[0430]		
	J. Total inventory - includes encumbered securities of $ [0120]			119,347 [0850]
8.	Securities owned not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	[0860]
9.	Other investments not readily marketable:			
	A. At cost [0140]			
	B. At estimated fair value	[0450]	[0620]	[0870]
10.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			

	A.	Exempted securities [0150]			
	B.	Other [0160]	[0460]	[0630]	[0880]
11.		Secured demand notes - market value of collateral:			
	A.	Exempted securities [0170]			
	B.	Other [0180]	[0470]	[0640]	[0890]
12.		Memberships in exchanges:			
	A.	Owned, at market value [0190]			
	B.	Owned, at cost		[0650]	
	C.	Contributed for use of company, at market value		[0660]	[0900]
13.		Investment in and receivables from affiliates, subsidiaries and associated partnerships	371,742 [0480]	[0670]	371,742 [0910]
14.		Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost(net of accumulated depreciation and amortization)	[0490]	95,833 [0680]	95,833 [0920]
15.		Other Assets:			
	A.	Dividends and interest receivables	[0500]	259 [0690]	
	B.	Free shipments	[0510]	690 [0700]	
	C.	Loans and advances	[0520]	[0710]	
	D.	Miscellaneous	[0530]	26,381 [0720]	
	E.	Collateral accepted under SFAS 140	[0536]		
	F.	SPE Assets	[0537]		27,330 [0930]
16.		**TOTAL ASSETS**	639,168 [0540]	123,163 [0740]	762,331 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities			A.I. Liabilities	Non-A.I. Liabilities	Total
17.	Bank loans payable:				
	A.	Includable in "Formula for Reserve Requirements"	[1030]	[1240]	[1460]
	B.	Other	[1040]	[1250]	[1470]
18.	Securities sold under repurchase agreements			[1260]	[1480]
19.	Payable to brokers or dealers and clearing organizations:				
	A.	Failed to receive:			
		1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
		2. Other	[1060]	[1280]	[1500]
	B.	Securities loaned:			
		1. Includable in "Formula for Reserve Requirements"	[1070]		[1510]
		2. Other	[1080]	[1290]	[1520]
	C.	Omnibus accounts:			
		1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
		2. Other	[1095]	[1300]	[1540]
	D.	Clearing organizations:			
		1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
		2. Other	[1105]	[1310]	[1560]
	E.	Other:	[1110]	[1320]	[1570]
20.	Payable to customers:				
	A.	Securities accounts including free credits of [0950]	[1120]		[1580]
	B.	Commodities acccounts	[1130]	[1330]	[1590]
21.	Payable to non customers:				
	A.	Securities accounts	[1140]	[1340]	[1600]

	B. Commodities accounts	[1150]	[1350]	[1610]
22.	Securities sold not yet purchased at market value including arbitrage of [0960]		[1360]	[1620]
23.	Accounts payable and accrued liabilities and expenses:			
	A. Drafts payable	[1160]		[1630]
	B. Accounts payable	24,991 [1170]		24,991 [1640]
	C. Income taxes payable	[1180]		[1650]
	D. Deferred income taxes		[1370]	[1660]
	E. Accrued expenses and other liabilities	[1190]		[1670]
	F. Other	[1200]	[1380]	[1680]
	G. Obligation to return securities		[1386]	[1686]
	H. SPE Liabilities		[1387]	[1687]
24.	Notes and mortgages payable:			
	A. Unsecured	[1210]		[1690]
	B. Secured	[1211]	[1390]	[1700]
25.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings		[1400]	[1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1 (d)) of [0980]			
	B. Securities borrowings, at market value: from outsiders [0990]		[1410]	[1720]
	C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
	1. from outsiders [1000]			
	2. Includes equity			

	subordination (15c3-1 (d)) of _______ [1010]			
D.	Exchange memberships contributed for use of company at market value		[1430]	[1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
26.	**TOTAL LIABILITIES:**	24,991 [1230]	[1450]	24,991 [1760]

Ownership Equity

				Total
27.	Sole proprietorship			[1770]
28.	Partnership-limited partners		[1020]	[1780]
29.	Corporation			
	A.	Preferred stock		[1791]
	B.	Common stock		68,000 [1792]
	C.	Additional paid-in capital		4,406 [1793]
	D.	Retained earnings		664,934 [1794]
	E.	Total		737,340 [1795]
	F.	Less capital stock in treasury		[1796]
30.	**TOTAL OWNERSHIP EQUITY:**			737,340 [1800]
31.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY:**			762,331 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 1-1-2002 [3932] Period Ending 12-31-2002 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:			
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange		[3935]
	b.	Commissions on transactions in exchange listed equity securities executed over-the-counter		[3937]
	c.	Commissions on listed options transactions		[3938]
	d.	All other securities commissions		[3939]
	e.	Total securities commissions		[3940]
2.	Gains or losses on firm securities trading accounts:			
	a.	From market making in over-the-counter equity securities		[3941]
	i.	Includes gains or (losses) OTC market making in exchange listed equity securities	[3943]	
	b.	From trading in debt securities		[3944]
	c.	From market making in options on a national securities exchange		[3945]
	d.	From all other trading		[3949]
	e.	Total gains or (losses)		[3950]
3.	Gains or losses on firm securities investment accounts			
	a.	Includes realized gains (losses)	[4235]	
	b.	Includes unrealized gains (losses)	[4236]	
	c.	Total realized and unrealized gains (losses)		[3952]
4.	Profits or (losses) from underwriting and selling groups			[3955]
	a.	Includes underwriting income from corporate equity securities	[4237]	
5.	Margin interest			[3960]
6.	Revenue from sale of investment company shares			[3970]
7.	Fees for account supervision, investment advisory and administrative services			4,115,006 [3975]
8.	Revenue from research services			[3980]
9.	Commodities revenue			[3990]
10.	Other revenue related to securities business			[3985]
11.	Other revenue			103,902 [3995]

12.	Total revenue		4,218,908 [4030]
EXPENSES			
13.	Registered representatives' compensation		1,344,019 [4110]
14.	Clerical and administrative employees' expenses		552,048 [4040]
15.	Salaries and other employment costs for general partners, and voting stockholder officers		[4120]
	a. Includes interest credited to General and Limited Partners capital accounts	[4130]	
16.	Floor brokerage paid to certain brokers (see definition)		[4055]
17.	Commissions and clearance paid to all other brokers (see definition)		[4145]
18.	Clearance paid to non-brokers (see definition)		[4135]
19.	Communications		16,073 [4060]
20.	Occupancy and equipment costs		326,278 [4080]
21.	Promotional costs		34,482 [4150]
22.	Interest expense		[4075]
	a. Includes Interest on accounts subject to subordination agreements	[4070]	
23.	Losses in error account and bad debts		[4170]
24.	Data processing costs (including service bureau service charges)		[4186]
25.	Non-recurring charges		[4190]
26.	Regulatory fees and expenses		6,754 [4195]
27.	Other expenses		480,384 [4100]
28.	Total expenses		2,760,038 [4200]
NET INCOME			
29.	Income (loss) before Federal income taxes and items below (Item 12 less Item 28)		1,458,870 [4210]
30.	Provision for Federal income taxes (for parent only)		[4220]
31.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
32.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
33.	Cumulative effect of changes in accounting principles		[4225]
34.	Net income (loss) after Federal income taxes and extraordinary items		1,458,870 [4230]

MONTHLY INCOME

35. Income (current monthly only) before provision for Federal income taxes and extraordinary items — N/A [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☒ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

INFORMATION FOR POSSSESSION OR CONTROL REQUIREMENTS UNDER 15C3-3

State the market valuation and the number of items of:

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B	0 [4586]
	A. Number of items	0 [4587]
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D	0 [4588]
	A. Number of items	0 [4589]
3.	The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3	Yes (X) [4584] No ( ) [4585]

COMPUTATION FOR RESERVE REQUIREMENTS FOR BROKER DEALERS UNDER RULE 15C3-3

CREDIT BALANCES

1.	Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)		[4340]	
2.	Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		[4350]	
3.	Monies payable against customers' securities loaned (see Note C)		[4360]	
4.	Customers' securities failed to receive (see Note D)		[4370]	
5.	Credit balances in firm accounts which are attributable to principal sales to customers		[4380]	
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		[4390]	
7.	**Market value of short security count differences over 30 calendar days old		[4400]	
8.	**Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		[4410]	
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days		[4420]	
10.	Other (List)			
		[4425A]	[4425B]	
		[4425C]	[4425D]	
		[4425E]	[4425F]	
			[4425]	
11.	TOTAL CREDITS			0 [4430]

DEBIT BALANCES

12.	**Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3		[4440]	
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		[4450]	
14.	Failed to deliver of customers' securities not older than 30 calendar days		[4460]	
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)		[4465]	
16.	Other (List)			
		[4469A]	[4469B]	
		[4469C]	[4469D]	
		[4469E]	[4469F]	

		[4469]	
17.	**Aggregate debit items		0 [4470]
18.	**less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))		0 [4471]
19.	**TOTAL 15c3-3 DEBITS		0 [4472]

RESERVE COMPUTATION

20.	Excess of total debits over total credits (line 19 less line 11)		0 [4480]
21.	Excess of total credits over total debits (line 11 less line 19)		0 [4490]
22.	If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		0 [4500]
23.	Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		0 [4510]
24.	Amount on deposit (or withdrawal) including value of qualified securities	[4515]	0 [4520]
25.	New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including value of qualified securities	[4525]	0 [4530]
26.	Date of deposit (MM/DD/YYYY)		0 [4540]

FREQUENCY OF COMPUTATION

Daily ○ [4332] Weekly ○ [4333] Monthly ● [4334] N/A ○

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS FOR BROKER DEALERS

CREDIT BALANCES

1.	Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)		[2110]	
2.	Monies borrowed collateralized by securities carried for PAIB (See Note 1)		[2120]	
3.	Monies payable against PAIB securities loaned (see Note 2)		[2130]	
4.	PAIB securities failed to receive		[2140]	
5.	Credit balances in firm accounts which are attibutable to principal sales to PAIB		[2150]	
6.	Other (List) (See Notes 4,5 and 6)			
		[2160A]	[2160B]	
		[2160C]	[2160D]	
		[2160E]	[2160F]	
			[2160]	
7.	TOTAL PAIB CREDITS			0 [2170]

DEBIT BALANCES

8.	Debit balances in PAIB excluding unsecured accounts and accounts doubtful of collection		[2180]	
9.	Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver		[2190]	
10.	Failed to deliver of PAIB securities not older than 30 calendar days		[2200]	
11.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts (See Notes 3,4,5 and 6)		[2210]	
12.	Other (List)			
		[2220A]	[2220B]	
		[2220C]	[2220D]	
		[2220E]	[2220F]	
			[2220]	
13.	TOTAL PAIB DEBITS			0 [2230]

RESERVE COMPUTATION

14.	Excess of total PAIB debits over total PAIB credits (line 13 less line 7)	[2240]
15.	Excess of total PAIB credits over total PAIB debits (line 7 less line 13)	[2250]
16.	Excess debits in customer reserve formula computation	[2260]

17. PAIB Reserve Requirement (line 15 less line 16) 0 [2270]

18. Amount held on deposit in "Reserve Bank Account(s)", including [2280]

[2275]

value of qualified securities, at end of reporting period

19. Amount of deposit (or withdrawal) including [2290]

[2285]

value of qualified securities

20. New amount in Reserve Bank Account(s) after adding deposit or subtracting [2300]

[2295]

value of qualified securities

21. Date of deposit (MM/DD/YYYY) [2310]

FREQUENCY OF COMPUTATION

Weekly ○ [2320] Monthly ○ [2330] N/A ●

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			737,340 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			737,340 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			[3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	[3525]
5.	Total capital and allowable subordinated liabilities			737,340 [3530]
6.	Deductions and/or charges:			
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C)		123,163 [3540]	
	1. Additional charges for customers' and non-customers' security accounts		[3550]	
	2. Additional charges for customers' and non-customers' commodity accounts		[3560]	
	B. Aged fail-to-deliver		[3570]	
	1. Number of items	[3450]		
	C. Aged short security differences-less reserve of	[3460]	[3580]	
	number of items	[3470]		
	D. Secured demand note deficiency		[3590]	
	E. Commodity futures contracts and spot commodities proprietary capital charges		[3600]	
	F. Other deductions and/or charges		2,616 [3610]	
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), and (a)(7) and (c)(2)(x).		[3615]	
	H. Total deductions and/or charges			125,779 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	

	[3630E]	[3630F]	[3630]
8. Net capital before haircuts on securities positions			611,561 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Bankers' acceptances, certificates of deposit and commerical paper		[3680]	
2. U.S. and Canadian government obligations		[3690]	
3. State and municipal government obligations		[3700]	
4. Corporate obligations		[3710]	
5. Stocks and warrants		[3720]	
6. Options		[3730]	
7. Arbitrage		[3732]	
8. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		[3736]	[3740]
10. Net Capital			611,561 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	1,667 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	100,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	100,000 [3760]
14. Excess net capital (line 10 less 13)	511,561 [3770]

15.	Excess net capital at 1000% (line 10 less 10% of line 19)	609,062 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			24,991 [3790]
17.	Add:			
	A. Drafts for immediate credit		[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
	C. Other unrecorded amounts(List)			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			[3820]	[3830]
18.	Deduct Adjustment based upon deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			[3838]
19.	Total aggregate indebtedness			24,991 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 4.09 [3850]
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 / line 10 less Item 4880)			% 4.09 [3853]

OTHER RATIOS N/A

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% [3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) - Net Capital	% [3852]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	None [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capital. N/A

1. Equity Capital
   - A. Partnership Capital:
     1. General Partners [4700]
     2. Limited [4710]
     3. Undistributed Profits [4720]
     4. Other [4730]

Description	Amount
[4730A]	[4730B]
[4730C]	[4730D]
[4730E]	[4730F]

     5. Sole Proprietorship [4735]
   - B. Corporation Capital:
     1. Common Stock [4740]
     2. Preferred Stock [4750]
     3. Retained Earnings (Dividends and Other) [4760]
     4. Other (describe below) [4770]

Description	Amount
[4770A]	[4770B]
[4770C]	[4770D]
[4770E]	[4770F]

2. Subordinated Liabilities
   - A. Secured Demand Notes [4780]
   - B. Cash Subordinations [4790]
   - C. Debentures [4800]
   - D. Other [4810]

Description	Amount
[4810A]	[4810B]
[4810C]	[4810D]

[4810E]	[4810F]

3. Other Anticipated Withdrawals

A. Bonuses ____ [4820]

B. Voluntary Contributions to Pension or Profit Sharing Plans ____ [4860]

C. Other ____ [4870]

Description	Amount
[4870A]	[4870B]
[4870C]	[4870D]
[4870E]	[4870F]

Total None [4880]

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			686,587 [4240]
	A.	Net income (loss)		1,458,870 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	1,480,523 [4270]
2.	Balance, end of period (From item 1800)			664,934 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		[4330]

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION N/A

Customers' Regulated Commodity Futures Accounts

Segregation Requirements

1.	Net ledger balance:		
	A.	Cash	[7010]
	B.	Securities (at market)	[7020]
2.	Net unrealized profit (loss) in open futures cantracts traded on a contract market:		[7030]
3.	Exchange traded options:		
	A.	Add: Market Value of open option contracts purchased on a contract market	[7032]
	B.	Deduct: Market Value of open option contracts granted (sold) on a contract market	[7033]
4.	Net equity (deficit) (total of 1, 2 and 3)		[7040]
5.	Add accounts liquidating to a deficit and accounts with debit balances with no open trades		[7050]
6.	Amount required to be segregated (total of 4 and 5)		[7060]

Funds On Deposit In Segregation

7.	Deposited in segregated funds bank accounts:		
	A.	Cash	[7070]
	B.	Securities representing investments of customers' funds (at market)	[7080]
	C.	Securities held for particular customer or option customers in lieu of cash (at market)	[7090]
8.	Margins on deposit with clearing organizations of contract markets:		
	A.	Cash	[7100]
	B.	Securities representing investments of customers' funds (at market)	[7110]
	C.	Securities held for particular customer or option customers in lieu of cash (at market)	[7120]
9.	Settlement due from (to) clearing organizations of contract markets		[7130]
10.	Exchange traded options:		
	A.	Add: Unrealized receivables for option contracts purchased on contract markets	[7132]
	B.	Deduct: Unrealized obligations for option contracts granted (sold) on contract markets	[7133]
11.	Net Equities with other FCMs		[7140]
12.	Segregated funds on hand:		
	A.	Cash	[7150]
	B.	Securities representing investments of customers' funds (at market)	[7160]
	C.	Securities held for particular customer or option customers in lieu of cash (at market)	[7170]

13.	Total amount in segregation (total of 7 through 12)	[7180]
14.	Excess (incufficiency) funds in segregation (13 minus 6)	[7190]

FINANCIAL AND OPERATIONAL DATA

			Valuation	Number
1.	Month end total number of stock record breaks unresolved over three business days			
	A	breaks long	0 [4890]	0 [4900]
	B	breaks short	0 [4910]	0 [4920]

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calender quarter? Yes (X) [4930] No ( ) [4940]

3.	Personnel employed at end of reporting period		
	A	Income producing personnel	6 [4950]
	B	Non-income producing personnel (all other)	7 [4960]
	C	Total	13 [4970]
4.	Actual number of tickets executed during current month of reporting period		[4980]
5.	Number of corrected customer confirmations mailed after settlement date		[4990]

		No. of Items	Debit(Short Value)	No. of Items	Credit(Long Value)
6.	Money differences	0 [5000]	0 [5010]	0 [5020]	0 [5030]
7.	Security suspense accounts	0 [5040]	0 [5050]	0 [5060]	0 [5070]
8.	Security difference accounts	0 [5080]	0 [5090]	0 [5100]	0 [5110]
9.	Commodity suspense accounts	0 [5120]	0 [5130]	0 [5140]	0 [5150]
10.	Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge - unresolved amounts over 30 calender days	0 [5160]	0 [5170]	0 [5180]	0 [5190]
11.	Bank account reconcilations - unresolved amounts over 30 calender days	0 [5200]	0 [5210]	0 [5220]	0 [5230]
12.	Open transfers over 40 calender days not confirmed	0 [5240]	0 [5250]	0 [5260]	0 [5270]
13.	Transactions in	0	0	0	0

	reorganization accounts - over 60 calender days	[5280]	[5290]	[5300]	[5310]
14.	**Total**	0 [5320]	0 [5330]	0 [5340]	0 [5350]

		No. of Items	**Ledger Amount**	**Market Value**
15.	Failed to deliver 5 business days or longer (21 business days or longer in the case of Municipal Securities)	0 [5360]	0 [5361]	0 [5362]
16.	Failed to receive 5 business days or longer (21 business days or longer in the case of Municipal Securities)	0 [5363]	0 [5364]	0 [5365]

17.	Securities concentrations (See instructions in Part I)	
	A Proprietary positions	0 [5370]
	B Customers accounts under Rule 15c3-3	0 [5374]
18.	Total of personal capital borrowings due within six months	0 [5378]
19.	Maximum haircuts on underwriting commitments during the period	0 [5380]
20.	Planned capital expenditures for business expansion during next six months	0 [5382]
21.	Liabilities of other individuals or organizations guaranteed by respondent	0 [5384]
22.	Lease and rentals payable within one year	0 [5386]
23.	Aggregate lease and rental commitments payable for entire term of lease	
	A Gross	0 [5388]
	B Net	0 [5390]

Marr, Miller & Myers, PSC
Certified Public Accountants
(606) 528-2454 (FAX 528-1770)
P.O. Box 663
Corbin, Kentucky 40702

COMMENTS ON NET CAPITAL AND RESERVE REQUIREMENTS

January 16, 2003

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

We compared the computations of net capital and reserve requirements contained in the audit report of Dupree & Company, Inc., for the year ended December 31, 2002, with the Company's most recent unaudited computations as contained in the Focus Report - Part II (Form X-17A-5). Differences between the audited computations and the most recent unaudited computations are outlined below:

	Computations per latest Form X-17A-5	Computations Per Audit
Total capital	$ 761,239	$ 737,340
Deductions from net worth	156,002	125,779
Net capital	$ 605,237	$ 611,561
Minimum net capital required:		
Aggregate indebtedness	$ 7,645	$ 24,991
Required percentage	.0667	.0667
Minimum net capital	$ 509	$ 1,667
Net capital in excess of minimum	$ 505,237	$ 511,561
Ratio of aggregate indebtedness to net capital	1.26	4.09

The net capital differences resulted from net audit adjustments of $24,577. There were no other differences found to exist between the most recent unaudited computation and the audited computation as contained in the Focus Report - Part II, for determining reserve requirements under Rule 15c3-3.

Marr, Miller & Myers, PSC

Certified Public Accountants

Marr, Miller & Myers, PSC
Certified Public Accountants
(606) 528-2454 (FAX 528-1770)

P.O. Box 663
Corbin, Kentucky 40702

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

January 16, 2003

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements of Dupree & Company, Inc. for the years ended December 31, 2002 and 2001, we considered its internal control procedures, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Dupree & Company, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining the internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices are to provide management with reasonable, but not absolute, assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practice and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Marr, Miller & Myers, PSC

Certified Public Accountants